Exhibit 99.1

Masterworks 025, LLC

	Gross Artwork Sale Proceeds	$2,550,000.00
(+)	Cash on Balance Sheet	$111.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$2,550,111.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(171,278.00)
=	Distributable Proceeds to Class A Shares	$2,378,733.00
(/)	Total Class A Shares Outstanding	84,681
=	Distributable Proceeds per Class A Share	$28.09
(/)	Initial Offering Price per Class A Share	$20.00
=	Multiple on Invested Capital (MOIC)	1.40

	Offering period
	Cash Receipt Date	9/30/2022
(-)	Final Offering Close Date	12/31/2020
=	Days from final close to cash receipt	638
(/)	Days of year	365
=	IRR Period (in years)	1.75

	IRR Calculation
	MOIC	1.40
	IRR Period (in years)	1.75
	IRR	21.5%